Exhibit 12.1

  COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,
(in millions)	2008	2007	2006	2005	2004

Earnings (loss) before income tax	434.4	300.6	203.8	98.2	(29.4)

Interest expense	1.1	1.5	1.7	2.0	1.1
Estimated interest component of rental expenses	17.8	17.5	16.3	18.3	19.7

Total Fixed Charges	$18.9	$19.0	$18.0	$20.3	$20.8

Earnings (loss) before provision (benefit) for income taxes and fixed charges	$453.3	$319.6	$221.8	$118.5	$(8.6)

Ratio of earnings to fixed charges	24.0 x	16.8 x	12.3 x	5.8 x	(a)

(a)	The deficiency in the coverage of fixed charges by earnings before fixed charges was $29.4 million for the year ended March 31, 2004.